Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Thanks @SenBlumenthal @senorrinhatch @amyklobuchar @SenMikeLe for allowing a frank, open and fair discussion on the merits of our proposed merger between @TMobile and @sprint

Tweet: Nice to see our Senator from #KANSAS @JerryMoran and discuss the important role that #OverlandPark will play in our future

Tweet: You’re 100% right Michael Santorelli! A combined @Sprint and @TMobile WILL provide consumers with MORE competition, h in innovation and help deliver the world’s first #5G network! @Forbes [investor info: sprint.co/2KynDPK ]

https://www.forbes.com/sites/washingtonbytes/2018/06/27/why-the-merger-of-t-mobile-sprint-is-a-great-idea/#6023483f63b0:

Why The Merger Of T-Mobile And Sprint Is A Great Idea

Michael Santorelli - Contributor

Washington Bytes

Jun 27, 2018, 06:00am - 2,176 views - #BeltwayBrief

T-Mobile CEO John Legere, left, and Sprint CEO Marcelo Claure shake hands as they are interviewed by Liz Claman during her “Countdown to the Closing Bell” program on the Fox Business Network, in New York, Monday, April 30, 2018. (AP Photo/Richard Drew)

The pending merger of T-Mobile and Sprint presents regulators with a perfect opportunity to further propel the wireless success story in the United States. This is a story about ceaseless innovation, fierce competition, and incredible consumer gains, positioning mobile technologies at the center of American life:

•	Pew reports that 95% of all American adults own a cellphone, with 77% owning a smartphone.

•	Adults spend an average of 5 hours each day on their mobile devices, checking them constantly from the moment they wake until they go to sleep.

•	Children are a growing part of the mobile revolution: Common Sense Media has found that kids aged 0-8 spend nearly an hour every day with a mobile device, watching videos and playing games. Nearly half have their own device.

•	For an array of reasons, a growing share of households are smartphone-dependent for internet access, a trend that is particularly evident “among younger adults, non-whites and lower-income Americans.”

•	It is estimated that, by next year, the time spent on one’s smartphone each day will overtake time spent watching TV, an astounding shift in a country that was once defined by its obsession with the boob tube. The shift in advertising spending, away from TV and toward mobile, has been evident for the last few years.

The mobile industry is now a critical segment of the economy, driving investment and job creation not only in the deployment and maintenance of networks, but also in device manufacturing and app development. It has been estimated that the U.S. wireless industry writ large contributes some $475 billion in GDP and supports nearly 5 million jobs. The looming transition to 5G promises to multiply these figures greatly as next-generation mobile broadband becomes the thread that ties together the internet of things, smart cities, and an untold number of other essential services that will further disrupt how we live, work, and play.

The combination of T-Mobile and Sprint will play an important role in realizing the enormous potential of 5G and in furthering disruptive innovation throughout the rapidly converging digital ecosystem. The absorption of a struggling Sprint by the unfailingly frisky and aggressively competitive T-Mobile will yield a stronger entity that is stout enough to take on the range of new competitors vying for customers in this space.

Through the Looking Glass, A Converged Reality

Gone are the days when bright lines neatly delineated discrete segments of the communications and media market. Digitization has flattened this space, lowering entry barriers to the point where it no longer makes sense for firms to compete solely within a particular slice of the market. Compounding this dynamic is how lucrative and easy it is to monetize the data emanating from consumers’ use of digital services.

Even in this converged market, it might appear that big tech firms like Facebook, which dominate the digital ad space, have little in common with a company like T-Mobile. In reality, though, they all compete fiercely for customers’ attention, positioning consumer demand as the primary force shaping the marketplace.

A desire to dominate consumer attention drives competition in our digital era. The strategies for doing so vary widely. Big tech is focused on monopolizing the online experience in order to collect as much personal information as possible, which they then use to target personalized ads. Another strategy is vertical integration, an approach that is increasingly evident in the media space.

The “Uncarrier” + A Struggling Sprint = An Even Stronger Competitor

Where does T-Mobile fit in?

T-Mobile’s competitive advantage has been and will continue to be its ability to spearhead innovations in pricing and service offerings.

While Sprint tried distinguish itself in this new world by, among other things, initially embracing a different 4G standard and going all-in on the iPhone – two strategies that failed to stem significant subscriber losses – T-Mobile fell back on its core competencies around pricing and customer service in its attempt to lure customers away from competitors. That bet paid out many times over.

There is a long history of T-Mobile taking the path less traveled in the mobile market. Its early embrace of the Sidekick, for example, not only demonstrated its mobile data bona fides, but also helped it to carve out a niche as a carrier that was more aligned with the tastes of customers who wanted an accessible and affordable texting device without having to purchase a stodgy Blackberry. T-Mobile has also been a pioneer in the development of hybrid service plans. From its FlexPay program and prorating of early termination fees (ETFs) in the late 2000s to its longtime focus on the prepaid market, T-Mobile has always offered customers a broad range of options for purchasing a smartphone and data plan.

This ethos serves as the foundation of its Uncarrier rebranding, a move that was animated by a desire to keep customers’ attention in this era of hyperactive competition. Many of its offerings (and efforts to promote them) have garnered headlines and trended on social media. Subscribership has steadily increased in response. Unique offerings have included innovations like offering to pay the ETFs of customers of other carriers so they can become T-Mobile customers, and free data programs (e.g., Binge On) that allow customers to consume significantly more data without having to pay for it.

Given the success of this strategy, it is not reasonable to believe that T-Mobile would simply abandon what it stands for as a company, how it competes to serve its customers, and its pursuit of innovation. Even after absorbing Sprint, New T-Mobile will remain the third-largest wireless company. As such, maintaining its focus on pricing innovation, coupled with a commitment to prioritizing 5G deployment, will be central to the company’s efforts to serve, retain, and grow its customer base. New T-Mobile will face fierce competition in price and service offerings from existing providers – and from new players in the space.

Turn That Frown Upside Down

Alas, for as much as the T-Mobile/Sprint transaction makes sense in the converged digital landscape, detractors are pushing a much different narrative. In particular, the anti-merger crowd asserts – without any persuasive data – that prices will increase, competition will be stifled, and innovation will be undermined if the T-Mobile/Sprint marriage is allowed. In other words, the sky is falling. Some have even gone so far as to compare the wireless sector with the airline industry, warning that the higher prices and consumer welfare losses (e.g., smaller seats) that plague air travel are in store for mobile customers.

This type of knee-jerk criticism of the merger misses the mark and is a disservice to rational policy discussion. The only thing the wireless and airline industries have in common is that they both send things through the air. Whereas the wireless space continues to offer consumers a better overall experience, the airlines are stuck in a race to the bottom, unless you consider reupholstered seats and larger overhead bins to be innovative. But more broadly, such repetitive prophesies of doom are as stale as they are removed from the realities of the modern milieu within which companies like T-Mobile and Sprint compete.

Failure to embrace a more dynamic, forward-looking view of this milieu doomed the DOJ’s challenge of the AT&T/Time Warner merger. As the trial judge noted in his opinion blessing the merger, the inability (or unwillingness) to acknowledge the converged nature of the digital ecosystem, where “legacy” entities like AT&T face stiff competition for eyeballs from upstarts like Netflix, “def[ies] reality.”

As regulators review the T-Mobile/Sprint merger, it is critical that they approach the transaction not with the narrow, backward-looking narrative being shopped by the anti-merger crowd but with an understanding of market realities and an appreciation of what a fiercely competitive T-Mobile brings to the table. Doing so will make clear that the merger is a great idea.

Tweet: A combined @Sprint and @TMobile will bring #5GForAll and we’ll do it faster and more cheaply than @ATT or @Verizon - that means lower costs for consumers. [investor info: sprint.co/2KttANv ] bit.ly/2IyxGyS

https://venturebeat.com/2018/06/19/t-mobile-promises-cheap-broadband-and-leapfrog-5g-if-fcc-allows-sprint-merger/:

T-Mobile promises cheap broadband and ‘leapfrog’ 5G if FCC allows Sprint merger

JEREMY HORWITZ

@HORWITZ

JUNE 19, 2018 9:36 AM

Above: T-Mobile’s exec team (with CEO John Legere second from the left)

Image Credit: Devindra Hardawar / VentureBeat

In an exhaustive 677-page submission today, T-Mobile formally asked for the FCC to approve its proposed merger with Sprint, hoping that U.S. regulators will move quickly to let the companies build a unified 5G network. While the submission largely builds on earlier statements from T-Mobile and Sprint executives, the company is now promising to “leapfrog” AT&T’s and Verizon’s upcoming 5G networks, as well as using its new resources to offer an inexpensive broadband package to U.S. customers.

As the FCC is reviewing the merger to determine whether consolidating two of the top four mobile providers will be in the “public interest,” T-Mobile’s pitch focuses heavily on illustrating consumer benefits from the merger. Among the submission’s claims:

•	T-Mobile will invest nearly $40 billion in a combined 5G network, which by 2024 will offer triple the 5G capacity that T-Mobile and Sprint would have mustered as separate companies, with four to six times faster speeds.

•	T-Mobile expects to leapfrog rivals with its network’s superior breadth and depth, forcing Verizon and AT&T to move faster and offer better service to remain competitive.

•	Thanks to doubling of its network capacity, “the cost of delivering each gigabyte of data to customers will be greatly reduced,” leading to a claimed “55 percent decrease in price per GB and a 120 percent increase in cellular data supply for all wireless customers.”

The submission also says that the T-Mobile 5G network will eliminate the gap between mobile and fixed broadband performance, enabling T-Mobile to offer “an aggressively priced wireless in-home broadband solution to compete head-on with the traditional providers.” T-Mobile CEO John Legere spotlighted this point in a typically bombastic accompanying blog post, saying:

These cable/broadband providers are some of America’s most hated companies in the market, and for good reason — they treat their customers horribly because so many of their customers don’t have any choice! Personally, I can’t wait to bring the fight to them! In fact, I plan for the New T-Mobile to be the country’s fourth largest in-home ISP by 2024, freeing millions from the likes of Comcast and Charter in the process!

Arguably the most compelling claim in the submission is the suggestion that a combined T-Mobile and Sprint will have a better shot at materially eroding its carrier rivals’ market share. “The combined company will have lower costs and the incentives to engage in aggressive pricing to expand its 4G LTE customer base as the industry continues its major transformation towards 5G,” T-Mobile claims, promising continued “Un-carrier” disruptions, more choices for customers, and new deals targeted at both mobile and cord-cutting broadband users. Many of the benefits will be targeted at rural areas, small towns, and otherwise underserved communities.

For their parts, Verizon and AT&T have each downplayed the importance of the T-Mobile/Sprint merger, portraying it as all but irrelevant to their separate plans to build competing but different 5G networks. The “new” T-Mobile’s interest in grabbing customers from cable companies and ISPs comes as Comcast and others continue to explore service offerings to compete with cellular companies, either using 5G wireless or higher-speed wired technologies.

https://www.geekwire.com/2018/t-mobile-sprint-plead-case-fcc-considers-landmark-merger/:

T-Mobile and Sprint plead their case as FCC considers landmark merger

BY MONICA NICKELSBURG on June 19, 2018 at 8:59 am

T-Mobile CEO John Legere. (GeekWire File Photo)

T-Mobile CEO John Legere believes the future of the American innovation economy comes down to his company’s intended merger with Sprint. At least, that’s the case T-Mobile is making as it seeks regulatory approval from the Federal Communications Commission.

On Tuesday, Sprint and T-Mobile submitted a Public Interest Statement to the FCC arguing that the future of wireless competitiveness depends on the merger going through. The argument centers on 5G, the super fast next-generation wireless technology.

In a blog post tied to the filing, Legere attributed the success of American app-based technology companies to the nation’s competitiveness in 4G wireless technology.

“Uber, Snap, Venmo, Instagram – are all products and businesses built in part on the 4G mobile web,” Legere said in the post. “Analysts estimate this early leadership generated billions in economic value and millions of new jobs here in America. All because the U.S. led with broad 4G LTE. With 5G, the stakes are much higher.”

In addition to 5G, the submission says the merger will allow more Americans to “cut the cord” with traditional broadband providers and will improve connectivity to underserved rural areas. The two wireless carriers also claim that their merger will increase competitiveness in the wireless landscape, allowing the combined company to take on incumbents Verizon and AT&T.

AT&T may have blazed a trail for T-Mobile and Sprint with its recent victory in court. On June 12, a district judge approved AT&T’s $85 billion merger with Time Warner, striking a blow to the Justice Department. The DOJ tried to block the deal, raising anti-competitive issues.

But AT&T’s successful merger doesn’t necessarily mean Sprint and T-Mobile’s efforts to combine will be a slam dunk. The DOJ is reportedly investigating how the deal would affect consumer prices for smaller wireless providers, which sometimes rent wireless access from both companies. A combined company could charge those smaller providers more to use its service, which might eventually impact consumer prices.

In April, T-Mobile and Sprint announced their intention to merge into a $146 billion combined company. If the deal goes through, the combined company will be called T-Mobile with Legere at the helm as CEO. If the companies receive regulatory approval, they expect the merger to close by the first half of 2019.

The following communications were made available by Marcelo Claure, Executive Chairman of Sprint, on Facebook:

Facebook post: It’s that moment when they ask you to stand and swear that you will say the truth, the whole truth and nothing but the truth and you proudly say I do. The merger between @sprint and @tmobile will be great for consumers

Facebook post: This is the feeling of happiness when in the middle of the hearing Senator Mike Lee starts speaking Spanish.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.